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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES ACT OF 1934
(Amendment No. 1)*

The Brink's Company

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

109696104

(CUSIP Number)

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Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 109696104
1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	3,225,100
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	3,225,100
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,225,100
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

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CUSIP No. 109696104
1.	NAMES OF REPORTING PERSONS...........................MCM Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	3,225,100
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	3,225,100
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,225,100
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

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ITEM 1. SECURITY AND ISSUES

                This Amendment No. 1 on Schedule 13D (this “Statement”) relates to the Common Stock, Par Value $1 Per Share (the “Common Stock”), of The Brink's Company, a Virginia corporation (the “Issuer”), the principal executive offices of which are located at 1801 Bayberry Court, Richmond, Virginia 23226-8100. This Amendment No. 1 amends and restates in full each of the items set forth below. Terms not defined in this Amendment No. 1 shall have the respective meanings given to such terms in the Schedule 13D as originally deemed filed on February 6, 2004.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

                The total purchase price of the 3,225,100 shares of Common Stock (the “Shares”) purchased by MMI Investments was $71,993,636; the source of funds is a combination of MMI's working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

ITEM 4. PURPOSE OF TRANSACTION

                MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders, including as described in the following paragraph.

                 On April 20, 2005, MMI Investments submitted to the Issuer's Board of Directors a letter and attachment, filed as Exhibit 2, hereto, discussing MMI's views concerning the desirability of the Issuer exiting BAX.

                Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; PROVIDED that the Reporting Persons reserve the right to develop such plans or proposals.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 56,734,041 shares of Common Stock outstanding as of March 1, 2005, as reported in the Issuer’s Form 10-K filed March 16, 2005, the Shares owned by MMI Investments represent approximately 5.7% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

       Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        There have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to either Reporting Person’s knowledge, any of the persons listed on Schedule I.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: April 20, 2005

MMI INVESTMENTS, L.P. By: MCM Management, LLC General Partner By: /s/ JEROME J. LANDE Jerome J. Lande Vice President MCM MANAGEMENT, LLC By: /s/ JEROME J. LANDE Jerome J. Lande Vice President

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SCHEDULE I

MCM Management, LLC ("MCM")
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of February 6, 2004, by and between MMI Investments and MCM
2.	Letter and attachment, dated April 20, 2005, from MMI Investments to the Board of Directors of The Brink's Company

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Exhibit 1

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock, Par Value $1 Per Share, of The Brink's Company beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Date: February 6, 2004

MMI INVESTMENTS, L.P. By: MCM Management, LLC General Partner By: /s/ JEROME J. LANDE Jerome J. Lande Vice President MCM MANAGEMENT, LLC By: /s/ JEROME J. LANDE Jerome J. Lande Vice President

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Exhibit 2

[MMI Investments, L.P. Letterhead]

April 20, 2005

Board of Directors
c/o Mr. Michael T. Dan
Chairman, President & Chief Executive Officer
The Brink’s Company
1801 Bayberry Court
P.O. Box 18100
Richmond, Virginia 23226-8100

Dear Members of the Board:

        As The Brink’s Company’s (“BCO”) largest shareholder (based on public filings), we are familiar with, and highly appreciative of, the excellence of BCO’s operations, market positions and management. We are therefore all the more frustrated with its poor stock performance year-to-date and what we consider to be its long-term and extraordinary undervaluation. We believe that the main cause of BCO’s poor valuation is its ownership of BAX. Furthermore, we believe that BCO’s under-funded legacy liabilities remain an over-hang on the stock. We believe that the sale of BAX can potentially resolve both these issues at once and that it is time for BCO to pursue this alternative aggressively.

        We believe two-thirds of BCO’s business units are attractive as a public company. While BAX has a cumulative net loss over the last five years of $50 million, Brink’s, Inc. and Brinks Home Security are unparalleled operational, financial and brand leaders in their respective security fields. Yet despite BCO’s leadership in security, and the fact that its security operations comprise 80% of operating earnings over the last twelve months and over 100% of operating earnings over the last five years, BCO currently trades at a greater than 30% discount to its publicly traded security peers on multiples of EBITDA.

        The cyclicality inherent in BAX makes the likelihood of BAX earning its cost of capital over an entire business cycle poor at best – but moreover, why bother? The air freight industry experiences high capital costs and severe cyclicality, and deserves low valuation as a result. We believe that BCO’s valuation and stock price performance will continue to be weighed down by these industry fundamentals as long as it owns BAX. For evidence of this, one need look no further than BCO’s year-to-date stock performance. BCO is down 23% in 2005, principally due, we believe, to the deceleration of international and North American cargo volume growth rates in January and February, and Wall Street’s expectations for weaker BAX growth and profitability as a result.

        We believe the opportunity to improve shareholder value is substantial: assuming a sale of BAX now with proceeds ranging from zero to $500 million, use of the proceeds (if any) to fund your VEBA and other liabilities and a subsequent revaluation of BCO at 8x EBITDA (a conservative multiple, we believe, based upon BCO’s leadership position), BCO’s stock should trade between $42 and $51 per share. This implies a potential 37% premium to the current stock price if BAX proved to be worthless and a potential 66% premium if $500 million were realized (see attached analysis).

        The other main cause of BCO’s poor valuation, the legacy liabilities it retains from its former coal operations, makes the potential sale of BAX even more compelling. The potential benefit of funding the VEBA would be a positive for the Company, and should positively impact the share price as a result. A sale of BAX should contribute to achieving this objective.

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        We understand that BAX operations might be further improved, but conclude that this is insufficient grounds to retain them. The depressed market capitalization of BCO far outweighs any benefit of holding BAX. Furthermore, we believe that by waiting until 2006 to divest BAX in the hope it will earn its cost of capital would be making a decision to trade the certainty of the currently robust M&A and freight markets for the uncertainty of BAX’s hypothetical ability to earn its cost of capital. We believe BCO is currently in a brief cyclical window of robustness in world freight markets and strong earnings for BAX, coupled with low-interest rates and a vibrant M&A market. Any concerns about losing key people during a sale process can be addressed with meaningful divestiture incentive bonuses. This happens all the time and we would support such extra compensation for BAX executives in the event of a successful exit, whether that results in one or more transactions or a shut-down/liquidation. Most divestitures today, we believe, are achieved via an organized process, which includes a qualified investment banker with a board-approved mandate to approach qualified prospective buyers. Waiting for the buyers to come will likely result in no transaction.

        It is rare in life or business that the sun, moon and stars all align. We believe that BCO has such an occasion at this moment: a win-win transaction for exiting an undesirable subsidiary and funding a legacy liability, and a highly favorable environment in which to do so. We conclude that it is crucial for the future of BCO that a buyer is sought promptly. We would welcome the opportunity to discuss this or present further details to the Board.

Sincerely, /s/ CLAY LIFFLANDER Clay Lifflander

Encl.
CC:     Mr. Robert T. Ritter, Vice President & Chief Financial Officer

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The Brink’s Company (“BCO”)
($ in millions except per share amounts)

Security Peer Group	Enterprise Value/	Enterprise Value/
(as of 4/19/05)	2004	2005E (1)
	EBITDA	EBITDA
Securitas	9.5x	8.6x
Group 4 Securicor	7.8x	7.4x
Prosegur	8.5x	7.7x
Protection One	8.6x	NA

Average	8.6x	7.9x

BCO	5.6x	4.8x
Discount	-35.5%	-38.7%

BCO Potential Value after BAX Sale

Brink's, Inc. FY05E EBITDA (2)	$245.1
BHS FY05E EBITDA (2)	171.6
Corporate Expenses (2)	(45.0)
Total FY05 EBITDA ex BAX	371.6
Multiple	8.0x
Enterprise Value	2,973.0
12/31/04 Net Debt (3)	(100.2)
2005E Cash Flow (4)	61.2
12/31/05E Net Coal Liabilities (5)	(373.4)
Underfunded Pension Liability	(219.9)
Equity Value ex BAX	2,340.7

BAX Sale	0.0	250.0	500.0
Equity Value	2,340.7	2,590.7	2,840.7
Shares	56.0	56.0	56.0
Price per Share	$41.80	$46.26	$50.73
% Increase over 4/19/05 closing price of $30.49	37.1%	51.7%	66.4%

(1) From Bloomberg.
(2) From Lehman Brothers
(3) Includes Accounts Receivable Securitization Facility.
(4) From Friedman, Billings, Ramsey & Co.
(5) MMI estimate based on $411.8 million net liability at 12/31/04 and disclosed expected activity in 2005.

This Analysis is intended only for the use of the Board of Directors of The Brink’s Company (“BCO”). In our analysis of BCO in this material, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was available to us from public sources. We have not made any independent evaluation or appraisal of the assets or liabilities of BCO. This Analysis reflects our best current judgment and reflects assumptions we believe to be reasonable. However, it does not comprehensively state those assumptions, nor does it state the risks and uncertainties to which our analysis are subject. The forward-looking information and analysis included in this material are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable. We believe that our analysis must be considered as a whole. Our views are necessarily based on economic, market, financial and other conditions as they existed, and on the information publicly available to us, as we prepared this Analysis.

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